File No.
82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX


03045551

December 9, 2003


SEC MAIL PROCESSING
RECEIVED
DEC 18 2003
WASH. D.C. 155 SECTION
SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated December 9, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.



Barbara O'Neill


PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/8

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-09

NEWS FOR RELEASE: December 9, 2003


SEC MAIL
PROCESSING
DEC 18 2003
WASH, D.C.

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Update on the acquisition of additional interest in Bahuerachi Property

Tyler Resources Inc. ("Tyler") is pleased to provide an update on its non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.3% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold over 27.5% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems in association with the previously identified mineralized porphyry and skarn hosted copper-gold mineralization.

Associated Mining Consultants Ltd. ("AMCL") was engaged by the Management Committee of the Tyler/CDG joint venture (the "Joint Venture") to review all the available technical data on the Bahuerachi Property. AMCL was also retained by the Board of Directors of CDG to prepare a valuation for a proposed consolidation of the property ownership interests. The technical report and valuation dated November 27, 2003 prepared by AMCL and entitled "Summary Technical Report and Valuation of the Tyler Resources Inc./CDG Investments Inc., Bahuerachi Property, Chihuahua State, Mexico" (the "Report"), is available on the SEDAR website at www.sedar.com.

Mr. Keith McCandlish, the Manager of Mineral Services for AMCL, prepared the Report and is a Professional Geologist (P.Geol.) registered with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA-Member No.: M45717). As set out in National Instrument 43-101, Mr. McCandlish is a "Qualified Person", independent of Tyler and CDG and has prepared the Report in compliance with this instrument and Form 43-101F1.

AMCL has concluded in the Report that:

- The estimated value of the Joint Venture's interest in the Bahuerachi Property (based on an Appraised Value Methodology) ranges from US$995,000 (based on current working interest and work completed to date) to US$1.53 million (based on historic and proposed expenditures with increased working interest).

- The Bahuerachi Property is a Property of Merit and that further exploration is warranted on the property to test the economic potential of the mineralization.

- Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex and related epithermal mineralization model.
- 7 significant zones of mineralization have been identified on the property.
- No mineral resources or mineral reserves have been identified, however, continued exploration is warranted to test the economic potential of the mineralized, intrusive complex, its associated high grade skarns and mineralized host sediments as well as the epithermal style gold-silver occurrences which have been identified.
- A work program comprised of drilling, trenching and underground sampling at an estimated cost of US$514,000, is warranted and would significantly enhance the understanding of the geological controls on mineralization. As well, an airborne geophysical survey has been proposed at a cost of US$125,000. This program is also warranted but is part of a longer term regional evaluation of the area.

Completion of the transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

As the Company believes it can save significantly on the costs of the airborne survey, it is negotiating a private placement to fund and conduct the airborne program by January 15, 2004. The Company is also negotating a financing to be completed in the first quarter of the new year for the balance of the recommend program.

The common shares of the Company will start trading at open on December 11, 2003.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Mr. Jean-Pierre Jutras, P.Geol. who is a Qualified Person, as set out in National Instrument 43-101 has reviewed and approved the disclosure contained in this news release.



Jean Pierre Jutras
President

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-09

NEWS FOR RELEASE: December 9, 2003

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Update on the acquisition of additional interest in Bahuerachi Property

Tyler Resources Inc. ("Tyler") is pleased to provide an update on its non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.3% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold over 27.5% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems in association with the previously identified mineralized porphyry and skarn hosted copper-gold mineralization.

Associated Mining Consultants Ltd. ("AMCL") was engaged by the Management Committee of the Tyler/CDG joint venture (the "Joint Venture") to review all the available technical data on the Bahuerachi Property. AMCL was also retained by the Board of Directors of CDG to prepare a valuation for a proposed consolidation of the property ownership interests. The technical report and valuation dated November 27, 2003 prepared by AMCL and entitled "Summary Technical Report and Valuation of the Tyler Resources Inc./CDG Investments Inc., Bahuerachi Property, Chihuahua State, Mexico" (the "Report"), is available on the SEDAR website at www.sedar.com.

Mr. Keith McCandlish, the Manager of Mineral Services for AMCL, prepared the Report and is a Professional Geologist (P.Geol.) registered with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA-Member No.: M45717). As set out in National Instrument 43-101, Mr. McCandlish is a "Qualified Person", independent of Tyler and CDG and has prepared the Report in compliance with this instrument and Form 43-101F1.

AMCL has concluded in the Report that:

- The estimated value of the Joint Venture's interest in the Bahuerachi Property (based on an Appraised Value Methodology) ranges from US$995,000 (based on current working interest and work completed to date) to US$1.53 million (based on historic and proposed expenditures with increased working interest).

- The Bahuerachi Property is a Property of Merit and that further exploration is warranted on the property to test the economic potential of the mineralization.

File No.
82-3881

- Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex and related epithermal mineralization model.

- 7 significant zones of mineralization have been identified on the property.

- No mineral resources or mineral reserves have been identified, however, continued exploration is warranted to test the economic potential of the mineralized, intrusive complex, its associated high grade skarns and mineralized host sediments as well as the epithermal style gold-silver occurrences which have been identified.

- A work program comprised of drilling, trenching and underground sampling at an estimated cost of US$514,000, is warranted and would significantly enhance the understanding of the geological controls on mineralization. As well, an airborne geophysical survey has been proposed at a cost of US$125,000. This program is also warranted but is part of a longer term regional evaluation of the area.

Completion of the transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

As the Company believes it can save significantly on the costs of the airborne survey, it is negotiating a private placement to fund and conduct the airborne program by January 15, 2004. The Company is also negotating a financing to be completed in the first quarter of the new year for the balance of the recommend program.

The common shares of the Company will start trading at open on December 11, 2003.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Mr. Jean-Pierre Jutras, P.Geol. who is a Qualified Person, as set out in National Instrument 43-101 has reviewed and approved the disclosure contained in this news release.



Jean Pierre Jutras
President

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-09

NEWS FOR RELEASE: December 9, 2003


SEC MAIL PROCESSING
RECEIVED
DEC 18 2003
WASH. D.C.
SECTION

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Update on the acquisition of additional interest in Bahuerachi Property

Tyler Resources Inc. ("Tyler") is pleased to provide an update on its non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.3% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold over 27.5% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems in association with the previously identified mineralized porphyry and skarn hosted copper-gold mineralization.

Associated Mining Consultants Ltd. ("AMCL") was engaged by the Management Committee of the Tyler/CDG joint venture (the "Joint Venture") to review all the available technical data on the Bahuerachi Property. AMCL was also retained by the Board of Directors of CDG to prepare a valuation for a proposed consolidation of the property ownership interests. The technical report and valuation dated November 27, 2003 prepared by AMCL and entitled "Summary Technical Report and Valuation of the Tyler Resources Inc./CDG Investments Inc., Bahuerachi Property, Chihuahua State, Mexico" (the "Report"), is available on the SEDAR website at www.sedar.com.

Mr. Keith McCandlish, the Manager of Mineral Services for AMCL, prepared the Report and is a Professional Geologist (P.Geol.) registered with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA-Member No.: M45717). As set out in National Instrument 43-101, Mr. McCandlish is a "Qualified Person", independent of Tyler and CDG and has prepared the Report in compliance with this instrument and Form 43-101F1.

AMCL has concluded in the Report that:

- The estimated value of the Joint Venture's interest in the Bahuerachi Property (based on an Appraised Value Methodology) ranges from US$995,000 (based on current working interest and work completed to date) to US$1.53 million (based on historic and proposed expenditures with increased working interest).
- The Bahuerachi Property is a Property of Merit and that further exploration is warranted on the property to test the economic potential of the mineralization.

- Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex and related epithermal mineralization model.

- 7 significant zones of mineralization have been identified on the property.

- No mineral resources or mineral reserves have been identified, however, continued exploration is warranted to test the economic potential of the mineralized, intrusive complex, its associated high grade skarns and mineralized host sediments as well as the epithermal style gold-silver occurrences which have been identified.

- A work program comprised of drilling, trenching and underground sampling at an estimated cost of US$514,000, is warranted and would significantly enhance the understanding of the geological controls on mineralization. As well, an airborne geophysical survey has been proposed at a cost of US$125,000. This program is also warranted but is part of a longer term regional evaluation of the area.

Completion of the transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

As the Company believes it can save significantly on the costs of the airborne survey, it is negotiating a private placement to fund and conduct the airborne program by January 15, 2004. The Company is also negotating a financing to be completed in the first quarter of the new year for the balance of the recommend program.

The common shares of the Company will start trading at open on December 11, 2003.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Mr. Jean-Pierre Jutras, P.Geol. who is a Qualified Person, as set out in National Instrument 43-101 has reviewed and approved the disclosure contained in this news release.



Jean Pierre Jutras
President